Theodore D Edwards

215.981.4181

theodore.Edwards@troutman.com

September 9, 2020

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Insight Select Income Fund

1933 Act File No. 333-165590

1940 Act File No. 811-02201

Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Insight Select Income Fund (the “Fund”), in connection with a Special Meeting of Shareholders of the Fund (the “Meeting”). At the Meeting, shareholders of the Fund will be asked to:

1.

Approve an amendment to the investment advisory agreement between Insight North America LLC and the Fund to provide that fees paid under that agreement will be based on average daily managed assets; and

2.

Approve revisions to the Fund’s fundamental investment policies required by the 1940 Act and the elimination of certain of the Fund’s fundamental investment policies not required by the 1940 Act or other applicable laws.

Please direct any questions concerning this letter to the undersigned at 215.981.4181, or John P. Falco, Esq. at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D Edwards

cc:	Clifford D. Corso, President of Insight Select Income Fund

John P. Falco